

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2020

Perry Lu
Chief Financial Officer
Glory Star New Media Group Holdings Ltd.
122 East 42nd Street, 18th Floor
New York, NY 10168

> **Re: Glory Star New Media Group Holdings Ltd.**
> **Registration Statement on Form F-3**
> **Filed September 2, 2020**
> **File No. 333-248554**

Dear Mr. Lu:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology